

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 2, 2024

Graham Tuckwell
Founder and Executive Chairman
ETFS Capital Limited
15 Rathbone Place
London W1T 1HU
United Kingdom

> **Re: ETFS Capital Limited**
> **WisdomTree, Inc.**
> **PRRN14A filed April 30, 2024 by ETFS Capital Limited and Graham Tuckwell**
> **File No. 001-10932**

Dear Graham Tuckwell:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

PRRN14A filed April 30, 2024

Background to the Solicitation, page 6

1. We have reviewed your response to prior comment 3 and do not agree with your analysis or conclusion. We believe that the press release and letter to stockholders constituted a solicitation and should have been filed under cover of Schedule 14A.

General

2. We have reviewed your response to prior comment 17. While we do not necessarily agree with your analysis or conclusion, we have no further comment at this time.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to Laura McKenzie at 202-551-4568, Christina Chalk at 202-551-3263, or David Plattner at 202-551-8094.

Sincerely,

Division of Corporation Finance
Office of Mergers & Acquisitions